                                SEVENTH AMENDMENT
                            TO THE FACILITY AGREEMENT

         Made and entered into on this 11th day of November, 2003, by and between:

         (1)      TOWER SEMICONDUCTOR LTD. ("THE BORROWER")

         and

         (2)      BANK LEUMI LE-ISRAEL B.M. AND BANK HAPOALIM B.M. ("THE BANKS")


WHEREAS: the Borrower, on the one hand, and the Banks, on the other hand, are parties to a Facility Agreement dated January 18, 2001, as amended pursuant to a letter dated January 29, 2001 ("THE FIRST AMENDMENT"), a Second Amendment dated January 10, 2002 ("THE SECOND AMENDMENT"), a letter dated March 7, 2002 ("THE THIRD Amendment"), a letter dated April 29, 2002 ("THE FOURTH AMENDMENT"), a letter dated September 18, 2002, as amended on October 22, 2002 ("THE FIFTH AMENDMENT") and a letter dated June 10, 2003 ("THE SIXTH AMENDMENT") (the Facility Agreement, as amended as aforesaid, hereinafter "THE FACILITY AGREEMENT"); and

WHEREAS: the Borrower and the Banks have agreed to amend the Facility Agreement in the manner set out below ("THIS SEVENTH AMENDMENT"),


NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.   INTERPRETATION

1.1. Terms defined in the Facility Agreement shall have the same meanings when used in this Seventh Amendment.

1.2. References herein to clauses and paragraphs, are to clauses and paragraphs of the Facility Agreement.
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                                      - 2 -



1.3.     References herein to sections, are to sections of this Seventh
         Amendment.

2.   AMENDMENT

     Subject to the fulfilment of the conditions precedent referred to in section 3 below, the Facility Agreement shall, with effect from the date upon which the Banks shall, pursuant to section 3.2 below, have confirmed in writing fulfilment of all of the conditions precedent set out in section 3 below (if fulfilled) (such date hereinafter being referred to as the "SEVENTH AMENDMENT CLOSING DATE"), be amended in the manner set out below:

2.1.     Clause 1 (Interpretation) shall be amended as follows:

2.1.1. clause 1.1.4 ("Advance") shall be amended by the insertion of the following, after the words "clause 5.2 below":

               "(including, for the removal of doubt, in respect of the Safety Net Loans);"

2.1.2. clause 1.1.16 ("Business Plan") shall be amended by deleting the words "January 2001" and substituting the words "No. 75, October 2003" therefor;

2.1.3.   clause 1.1.18 ("a Change of Ownership") shall be amended as follows:

         (i) in paragraph (a) thereof, by deleting the words "3 (three)" and substituting therefor the words "5 (five)"; and

         (ii) in paragraph (a)(ii) thereof, by replacing the current language with the following:

                  "TIC ceases to hold the higher of:

                  (1) at least 8,000,000 (eight million) shares of the Borrower; or

                  (2) 16.5% (sixteen point five percent) of the total outstanding issued share capital of the Borrower; provided, however, that: (A) the sale by TIC of up to 2,000,000 (two million) shares (the "FREE Shares") shall not be taken into account, inter alia, for the purposes of this clause 1.1.18(a)(ii)(2), nor be deemed as a `Change of Ownership', provided


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                                     - 3 -


                           that TIC continues to hold at least 8,000,000 (eight million) shares of the Borrower; (B) if TIC's percentage ownership of the Borrower as required in this clause 1.1.18(a)(ii)(2) above is reduced below 16.5% (sixteen point five percent) as a result of additional issuances after the Seventh Amendment Closing Date by the Borrower of shares ((i) whether before or after sales by TIC of Free Shares or (ii) after sales of shares by TIC that did not bring the shareholdings of TIC under 16.5% (sixteen point five percent) of the total outstanding issued share capital of the Borrower), such reduction below 16.5% (sixteen point five percent) shall not be deemed a `Change of Ownership'; and (C) shares acquired by TIC after the Seventh Amendment Closing Date shall not be taken into account, inter alia, for the purposes of this clause 1.1.18(a)(ii)(2) and the sale of such shares shall not be deemed a `Change of Ownership' and TIC shall be permitted to sell such acquired shares at any time; and"

         (iii) in paragraphs (a)(iii) and (b) thereof, the words "timeous fulfilment of all the Milestones and" shall be deleted and the following shall be added to the end thereof and the following shall be taken into account for the purposes of the definition of Committed Minimum Shareholdings in paragraph (c) thereof:

                           "save for, the sale of shares in the Borrower, during a period commencing on January 29, 2004, by any of the Lead Investors (other than TIC) in an aggregate amount equal to 30% (thirty percent) of the shares in the Borrower held by such Lead Investor on January 29, 2004."

         (iv) in paragraph (d)(i) thereof, by replacing the current language thereof with the following:

                           "For the purposes of this paragraph, the "Number of Shares" shall mean the number of shares of Tower held by TIC on January 29, 2006, less (i) the Free Shares not sold by

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                                     - 4 -


                           TIC since the date of the Seventh Amendment, (ii) the number of shares that were purchased after the date of the Seventh Amendment but before January 29, 2006 and not yet sold, and (iii) the number of shares that are held by TIC on January 29, 2006 above 16.5% (sixteen point five percent) of the total outstanding issued share capital of the Borrower; provided that for purposes of determining the number of shares in this (iii), the number of shares described in (i) and
                           (ii) above shall not be taken into account and provided further that the Number of Shares shall not be less than 8,000,000 (eight million) shares of the Borrower;

                           TIC holds in any period below less than that Number of Shares specified for such period below: (1) the period commencing on January 29, 2006 and ending on January 28, 2007--75% of the Number of Shares; (2) the period commencing on January 29, 2007 and ending on January 28, 2008--45% of the Number of Shares; and
                           (3) the period commencing on January 29, 2008 and ending on January 28, 2009-10% of the Number of Shares".

                  and

         (v) in paragraph (e) thereof, by deleting the words "the planned date for the achievement of the Fifth Milestone (as referred to in Schedule 1.1.104 hereto)" and substituting therefor the words "June 30, 2004";

2.1.4.   the following shall be added to the end of clause 1.1.22
         ("Commitment"):

                  "Notwithstanding the aforegoing, in the event that the Banks exercise, in their sole discretion, their option under clause
                  16.34.1 below to require a Safety Net Investment in the Borrower in accordance therewith and such Safety Net Investment is in fact made pursuant to clause 16.34.1 below, then each Bank's Commitment under the Facility shall, at the time of such Safety Net Investment, be increased by its Proportion (excluding in relation to the Safety Net Investment) of an amount equal to US $43 (forty-three United States Dollars) for every US $50 (fifty

                  United States Dollars) of Safety Net Investments actually made by Safety Net Investors pursuant to clause 16.34.1 below, all as set out in clause 16.34 below."

2.1.5. the words "the Initial Loans" in clause 1.1.34 ("Credit") in the third line shall be deleted and the words "the Reborrowed Loans and the Safety Net Loans" substituted therefor;

2.1.6. in clause 1.1.49A ("Equity Convertible Debentures"), the words "issued by no later than May 31, 2002 and that they" shall be deleted;

2.1.6A in clause 1.1.51 ("Event of Default"), the words "17.2-17.20A (inclusive)" shall be replaced with "17.2-17.20B (inclusive)";

2.1.7. clause 1.1.60 ("Final Maturity Date") shall be amended to read as follows:

                  "`FINAL MATURITY
                  DATE'             -    means December 31, 2010; provided,
                                         however, that if a Safety Net
                                         Investment is made, the Final Maturity
                                         Date shall be June 30, 2011;"

2.1.8. clause 1.1.74 ("Initial Loans") shall be deleted and the words "[Intentionally Deleted]" substituted therefor;

2.1.9. in clause 1.1.77 ("Insurance Report"), there shall be inserted after the word "Borrower", the words:

                  "including all revisions thereto in the form to be prepared by the Insurance Adviser and addressed to the Banks and the Borrower;"

2.1.10. in clause 1.1.84(c) ("Interest Periods"), the words "during the Availability Period" shall be deleted;

2.1.11. clause 1.1.96 ("Loan") shall be amended by deleting the words "or the Initial Loans" and substituting the words "or the Reborrowed Loans or the Safety Net Loans, if any", therefor;

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                                     - 6 -


2.1.12. clause 1.1.97 ("Loan Maturity Date") shall be amended to read as follows:

                  "`LOAN MATURITY
                  DATE'             -    means, in respect of:

                                         (a)  all Loans outstanding on December
                                              31, 2003 (including, for the
                                              removal of doubt, all Advances
                                              consolidated into a Loan in
                                              accordance with clause 5.2.4
                                              below, on the last Business Day of
                                              the Quarter ending on December 31,
                                              2003), December 31, 2003;

                                         (b)  the Reborrowed Loans, December 31,
                                              2009;

                                         (c)  each Loan (other than a Safety Net
                                              Loan) made after December 31,
                                              2003, the 6th (sixth) anniversary
                                              of the date on which the Advances
                                              constituting such Loan are
                                              consolidated into such Loan in
                                              accordance with clause 5.2.4
                                              below; and

                                         (d)  each Safety Net Loan, if any, the
                                              earlier of December 31, 2007 and
                                              the 3rd (third) anniversary of the
                                              date on which the Advances
                                              constituting such Safety Net Loan
                                              are consolidated into such Safety
                                              Net Loan in accordance with clause
                                              5.2.4 below;"

2.1.13.  clause 1.1.106 ("Net Cash Flow") shall be amended as follows:

         (i) by inserting the words, "or during the period described in the final paragraph of clause 16.29 below only, as specified in
                  Schedule 1.1.106A hereto" after the words "in Schedule 1.1.106 hereto"; and

         (ii) by deleting the words "1.5% (one and-a-half percent)" and substituting "2.5% (two and-a-half percent)" therefor;

2.1.14.  clause 1.1.113 ("Permitted Distribution") shall be amended as follows:

         (i) the date "January 1, 2006" in paragraph (a) thereof shall be deleted and the date "January 1, 2008" substituted therefor; and

         (ii) in subparagraph (b)(ii) thereof, the words "(that is, on the basis that the SDPP shall have fallen within Q3'03)" shall be deleted;

2.1.15.  clause 1.1.114(d) ("Permitted Encumbrances") shall be deleted;

2.1.16.  in clause 1.1.115 ("Permitted Financial Indebtedness"):

         (i) in the first sentence of paragraph (c) thereof, the words "(which may be secured by way of a first-ranking fixed charge
                  (only) over the items of equipment listed in SCHEDULE 1.1.115(C)(1) hereto)" shall be deleted; and

         (ii)     the second sentence of paragraph (c) thereof shall be deleted;

2.1.17.  in clause 1.1.118 ("Permitted Subordinated Debt"):

         (i)      paragraph (e) thereof shall be amended to read as follows:

                  (a) the first sentence shall be deleted and replaced by the following:

                                    "the Borrower shall procure that, at all times, an amount equal to 20% (twenty percent) of the outstanding principal amount of all convertible debentures (as may be increased from time to time through the issuance of additional convertible debentures and as may be decreased from time to time through repayment by the Borrower of outstanding principal of some or all of the convertible debentures) shall be deposited in an account with either Bank Hapoalim or Bank Leumi (`THE

                                    RESERVE ACCOUNT') which account shall be duly pledged in favour of the Banks, by way of a first-ranking fixed charge under the Debenture, as security for the payment of all amounts by the Borrower under the Finance Documents."

                  (b) in the second sentence, the amount US $396,000,000 (three hundred and ninety-six million United States Dollars)" shall be deleted and replaced by "US $544,000,000 (five hundred and forty-four million United States Dollars)" and "50% (fifty percent)" wherever it appears shall be deleted and replaced by "20% (twenty percent)"; and

                  (c) following the second sentence, the following shall be added:

                                    "This clause 1.1.118(e) shall not apply to convertible debentures issued to Safety Net Investors within the framework of a Safety Net Investment."

         (ii)     paragraph (g) shall be amended as follows:

                  (a)      by deleting the date "July 1, 2005" in subparagraph
                           (i) thereof and substituting therefor the date "July 1, 2007";

                  (b) the year "2006" in subparagraph (ii) thereof shall be deleted wherever it appears and the year "2008" substituted therefor;

                  (c) the date "January 1, 2007" in subparagraph (iii) thereof shall be deleted and the date "January 1, 2009" substituted therefor; and

                  (d)      the following shall be added at the end thereof:

                                    "Provided that: (1) the aforegoing
                                    provisions of this paragraph (g) shall not apply in respect of those Equity Convertible Debentures issued in January 2002 (`THE 2002 EQUITY CONVERTIBLE DEBENTURES'), in respect of which the cumulative amounts on account of principal of approximately US $24,000,000 (twenty-four million United States Dollars) which are to be repaid shall be repayable in 4 (four) instalments on January 20 of the years 2006-2009; and (2) the amount specified in (i) above of this paragraph (g) shall be reduced by the amount of any principal repaid on account of the 2002 Equity Convertible Debentures prior to July 1, 2007; and the amount referred to in
                                    (ii) above of this paragraph (g) shall be reduced by the amount of any principal repaid on account of the 2002 Equity Convertible Debentures prior to 2008 not already applied to reduce the amount under
                                    (i) above of this paragraph (g), i.e., to the extent exceeding US $20,000,000 (twenty million United States Dollars) in aggregate."

2.1.18.  clause 1.1.132 ("SDPP") shall be deleted and replaced by the following:

                           "`SDPP'  -    means the date on which the Banks
                                         receive written notice signed by the
                                         Consulting Engineer certifying that Fab
                                         2 has a production capacity of 10,000
                                         (ten thousand) wafer starts per month
                                         based on the parameters set forth in
                                         SCHEDULE 1.1.132 hereto;

                                    2.1.19. clause 1.1.133 ("Security
                                         Documents") shall be amended by adding
                                         thereto new paragraphs (f) and (g), as
                                         follows:

         "(f) the Safety Net Undertaking; and

         (g)      Outside Investment Undertakings;"

2.1.20. clause 1.1.137 ("Termination Date") shall be amended to read as follows:

                  "`TERMINATION
                  DATE'             -    means December 31, 2004; provided that,
                                         if a Safety Net Investment is made,
                                         `the Termination Date' shall mean June
                                         30, 2005;"

2.1.21. there shall be inserted at the end of clause 1.1.147 (Warrants"), before the semi-colon, the following words:

                  "as well as any other warrants to acquire shares of the Borrower issued by the Borrower to the Banks from time to time;"

2.1.22. in clause 1.3.14, the word "Sales" shall be inserted after the words "`Excess Cash Flow';".

         and

2.1.23.  the following new definitions shall be added:

         (i)      as new clause 1.1.9A:

                           "`BANK ADVISER'   -    shall bear the meaning
                                                  assigned to such term in
                                                  clause 16.16.3 below;"

         (ii)     as new clause 1.1.13A:

                           "`BORROWER
                           OFFERING
                           UNDERTAKING'      -    means the undertaking of the
                                                  Borrower, inter alia, to
                                                  complete a rights offering in
                                                  the event a Contribution
                                                  Notice (as defined in clause
                                                  16.34.1 below), is delivered
                                                  to it, such undertaking to be
                                                  in the form of SCHEDULE
                                                  1.1.13A hereto;"

         (iii)    as new clause 1.1.111A:

                           "`OUTSIDE
                           INVESTMENT
                           UNDERTAKING'      -    shall bear the meaning
                                                  assigned to such term in
                                                  clause 16.35.1 below;"

         (iv)     as new clause 1.1.127A:

                           "`SAFETY NET
                           INVESTMENT'       -    means the amount actually
                                                  received by the Borrower from
                                                  Safety Net Investors for
                                                  Units, as defined in Schedule
                                                  1.1.13A hereof, purchased from
                                                  the Borrower in a public
                                                  offering or a private
                                                  placement following, and in
                                                  accordance with, a
                                                  Contribution Notice (as
                                                  defined in clause 16.34.1
                                                  below) delivered in the sole
                                                  discretion of the Banks to the
                                                  Borrower (with a copy to the
                                                  Safety Net Obligor) by the
                                                  Banks. For the removal of
                                                  doubt, amounts invested
                                                  pursuant to clauses 4.5, 4.6
                                                  and 16.27.1 below shall not
                                                  constitute Safety Net
                                                  Investments;"

         (v)      as new clause 1.1.127B:

                           "`SAFETY NET
                           INVESTOR AUDITOR' -    means the respective auditors
                                                  of the Safety Net Investors,
                                                  provided that each such
                                                  auditor is one of the "big
                                                  four" internationally
                                                  recognised firms of auditors
                                                  (or a local country affiliate
                                                  thereof, in the case of Safety
                                                  Net Investors incorporated
                                                  outside of the United
                                                  States);"

         (vi)     as new clause 1.1.127C:

                           "`SAFETY NET
                           INVESTORS'        -    means TIC, Israel Corporation
                                                  Technologies (ICTech) Ltd.
                                                  (`ICTech'), Sandisk, Alliance,
                                                  Macronix, QuickLogic, Etgar
                                                  and any other shareholder of
                                                  the Borrower
                                                  which holds at the date hereof
                                                  or at the time the relevant
                                                  Contribution Notice is
                                                  delivered by the Banks no less
                                                  than 6% (six percent) of the
                                                  issued and outstanding share
                                                  capital of the Borrower;"

         (vii)    as new clause 1.1.127D:

                           "`SAFETY NET
                           LOANS'            -    means Loans, if any, not to
                                                  exceed in the aggregate an
                                                  amount equal to US $43,000,000
                                                  (forty-three million United
                                                  States Dollars), made by the
                                                  Banks to the Borrower
                                                  following receipt of Safety
                                                  Net Investments made by Safety
                                                  Net Investors, all in
                                                  accordance with and subject to
                                                  the provisions of clause 16.34
                                                  below;"

         (viii)   as new clause 1.1.127E:

                           "`SAFETY NET
                           OBLIGOR'          -    means TIC;"

         (ix)     as new clause 1.1.127F:

                           "`SAFETY NET
                           OBLIGOR'S
                           AUDITORS'         -    means KPMG Somekh Chaikin or
                                                  another leading firm of
                                                  independent Israeli auditors
                                                  affiliated to one of the "big
                                                  four" internationally
                                                  recognised firms of auditors;"

         (x)      as new clause 1.1.127G:

                           "`SAFETY NET
                           UNDERTAKING'      -    means the undertaking in the
                                                  form of SCHEDULE 1.1.127G
                                                  hereto to be executed by TIC
                                                  in
                                                  accordance with clause 16.34
                                                  below and to be delivered to
                                                  the Banks;"

         (xi)     as new clause 1.1.133A:

                           "`SEVENTH
                           AMENDMENT
                           CLOSING DATE'     -    shall bear the meaning
                                                  assigned to such term in the
                                                  Seventh Amendment to this
                                                  Agreement;" and

         (xii)    as new clause 1.1.133B:

                           "`SEVENTH
                           AMENDMENT
                           FEE LETTER'       -    means the fee letter of the
                                                  date hereof between the
                                                  Borrower and the Banks;"

2.2. Clause 2 (The Facility) shall be amended as follows:

2.2.1. clause 2.1 (Grant of Facility) shall be amended by adding the following as a second paragraph thereof:

                  "In addition, in the event that the Banks shall (in their sole discretion) have exercised their option to require the making of Safety Net Investments pursuant to clause 16.34 below, and provided such Safety Net Investments are in fact made by Safety Net Investors in accordance with the relevant Contribution Notice (as defined in clause 16.34.1 below) and otherwise in accordance with clause 16.34 below, the Banks agree to increase the Facility by an aggregate amount equal to US $43 (forty-three United States Dollars) for every US $50 (fifty United States Dollars) of Safety Net Investment made by Safety Net Investors pursuant to clause 16.34.1 below (but not to exceed an amount equal to US $43,000,000 (forty-three million United States Dollars)), such increased amount of the Facility to be made available by way of Safety Net Loans, all as set out in, and subject to the terms and conditions of, clause 16.34 below."

         and

2.2.2. in clause 2.2.1, the words "or of the Initial Loans" shall be deleted.

2.3.   Clause 3 (Purpose) shall be amended as follows:

2.3.1. in clause 3.1.6, the words "in respect of the Availability Period" shall be deleted; and

2.3.2.   a new clause 3.1.10 shall be added as follows:

                  "to utilise, for the purpose of Fab 1, monies in an amount not exceeding the aggregate amounts which were generated by Fab 1, but were applied for the purposes of Fab 2 (all as recorded as such in the books of the Borrower)."

2.4.   Clause 5 (Availability of Credits) shall be amended as follows:

2.4.1.   clause 5.1.1(ii) shall be amended to read as follows:

         "5.1.1.  (ii)     the Total Outstandings shall at no time exceed the
                           product of 1.11 (one point one one) (or, in the event, and only in the event, any Safety Net Loans shall be made, then 1.29 (one point two nine)) and the aggregate amount of investments in Paid-in Equity
                           (including a deemed amount of US $493,331 (four hundred and ninety three thousand, three hundred and thirty-one United States Dollars) from Etgar), proceeds, net of taxes paid and related expenses from the sale of shares in accordance with clause
                           16.27.2(b) below, wafer prepayments (including credits), MEI Proceeds (other than any MEI Proceeds constituting wafer prepayments and which are taken into account as such under this clause 5.1.1(ii) above) and principal (net of discounts) of Equity
                           Convertible Debentures or Permitted Subordinated Debt issued to Safety Net Investors within the framework of a Safety Net Investment, in all cases actually received by the Borrower prior to such time and taken into account for the purposes of the US $544,000,000 (five hundred and forty-four million United States Dollars) investment, all as required pursuant to clauses 16.27.1-16.27.2 below;"

2.4.2. clause 5.1.2 shall be deleted and the words "[Intentionally Deleted]" substituted therefor;

2.4.3.   clause 5.1.4 shall be amended as follows:

         "5.1.4. Credits shall be made available during the Availability Period only (except that Safety Net Loans, if any, may be provided after the Availability Period pursuant to clause 16.34 below), and then only, if all the following conditions (in addition to those specific conditions for each type of Credit specified hereunder in this clause 5 and, with respect to Safety Net Loans, also in addition to those conditions specified in clause 16.34 below), are fulfilled; provided that, only clauses 5.1.4.2, 5.2.3, 5.2.4, 5.2.5, 5.2.6 and 5.2.7 below and the delivery of a Drawdown Request in respect thereof shall constitute conditions for the making of Safety Net Loans."

2.4.4.   clause 5.1.4.2 shall be amended by adding the following words:

                  ", except that a Safety Net Loan may be made after the Termination Date;"

2.4.5. in clause 5.1.4.4, there shall be inserted at the beginning thereof, the following words:

                  "save only with respect to the Credit to be made pursuant to clause 6.1.1 below,..."

2.4.6. in clause 5.1.4.6, the words "save with respect to the Initial Loans", in the first line shall be deleted;

2.4.7. the opening paragraph of clause 5.2 shall be amended by adding the following after the words "during the Availability Period only":

                  "(except that Safety Net Loans, if any, may be provided after the Availability Period pursuant to clause 16.34 below),"

2.4.8. clause 5.2.2 shall be amended by adding the following words to the beginning thereof:

                  "except with respect to Safety Net Loans,"

2.4.9. in clause 5.2.7, there shall be inserted at the beginning thereof, the following words:

                  "save only with respect to the Credit to be made pursuant to clause 6.1.1 below,..."

         and

2.4.10.  clause 5.2.8 shall be deleted and replaced by the following:

         "5.2.8. for the removal of doubt, the Borrower shall not be entitled to obtain any Advances in respect of that part of the Facility comprising the Safety Net Loans, unless and until the Banks shall, in their discretion, have exercised their option to require the making of Safety Net Investments and the relevant Safety Net Investments shall in fact have been received from Safety Net Investors in accordance with the relevant Contribution Notice (as defined in clause 16.34.1 below) and otherwise in accordance with clause 16.34 below."

2.5.   Clause 6 (Repayment) shall be amended as follows:

2.5.1.   clause 6.1 (Repayment of Loans) shall be amended to read as follows:

         "6.1.  REPAYMENT OF LOANS

         6.1.1. On December 31, 2003, or, if not a Business Day, on the immediately preceding Business Day, the Borrower shall repay the Total Outstandings in respect of Loans and Advances as at such date in accordance with this clause 6.1.1 below. The Borrower shall deliver to each of the Banks an irrevocable Drawdown Request for a Loan in the amount of each Bank's Proportion of the Total Outstandings in respect of Loans and Advances of the Borrower, such Loan to be drawn down by the Borrower on December 31, 2003, or, if not a Business Day, on the immediately preceding Business Day, together with instructions to each Bank to apply such Loan towards repayment in full of all then outstanding Loans and Advances, together with all accrued and unpaid Interest thereon (such Loans to be made on December 31, 2003, or, if not a Business Day, on the immediately preceding Business Day, in accordance with the aforegoing, hereinafter `THE REBORROWED Loans'). Subject to all the conditions for an Advance under this Agreement being met, each Bank shall make available its Proportion of the Reborrowed Loans in accordance with the aforegoing, to be applied in repayment in accordance with this clause 6.1.1.

                  The Borrower shall repay to each Bank its Proportion of the Reborrowed Loans by way of 12 (twelve) equal consecutive quarterly instalments, payable on the last Business Day of each Quarter, the first such instalment in respect of the Reborrowed Loans to be paid on March 31, 2007 and the last such instalment to be paid on December 31, 2009.

         6.1.2. With respect to all Advances made after December 31, 2003 (other than Safety Net Loans), the Borrower shall repay to each Bank its Proportion of each such Loan by way of 12 (twelve) equal consecutive quarterly instalments, payable on the last Business Day of each Quarter, the first such instalment in respect of each such Loan to be paid on the date falling 36 (thirty-six) months after the Consolidation Date for such Loan (in any event all Advances and Loans to be fully repaid by no later than the Final Maturity Date).

         6.1.3. With respect to Safety Net Loans, if any, the Borrower shall repay to each Bank its Proportion of each such Safety Net Loan by way of a lump sum payment made on the earlier of: (a) December 31, 2007; and (b) the 3rd (third) anniversary of the Consolidation Date for such Safety Net Loan. Notwithstanding the aforegoing, the Borrower shall use its best efforts to voluntarily prepay the Safety Net Loan, in accordance with clause 7 below, as soon as practicable."

2.5.2. in clause 6.5 (No Reborrowing), the following shall be added to the beginning thereof:

                  "Except only as otherwise provided in clause 6.1.1, ...".

2.5.3. in clause 6.6 (Cancellation of Commitments), the words " of the Initial Loans pursuant to clause 5.2.8.3 above" shall be deleted and replaced by:

                  "on December 31, 2003 (or, if not a Business Day, on the immediately preceding Business Day), as referred to in clause 6.1.1 above."

2.6. Clause 7 (Voluntary Prepayment) shall be amended as follows:

2.6.1. by deleting, in the third line of clause 7.1, the words "after the Availability Period";

2.6.2. by deleting in clause 7.4, the words "or for amounts applied in repayment of the Initial Loans pursuant to clause 5.2.8.3 above)";

2.6.3.   by adding to the beginning of clause 7.5:

                  "Except with respect to prepayment of Safety Net Loans,"

         and

2.6.4.   by adding a new clause 7.12 thereto, as follows:

         "7.12.   PREPAYMENT PURSUANT TO CLAUSE 6.1.1

                  Notwithstanding anything to the contrary in this clause 7 above, the provisions of clauses 7.1, 7.2, 7.3, 7.4, 7.5, 7.8,
                  7.9 and 7.11 above shall not apply to the prepayment on December 31, 2003 and to the making of the Reborrowed Loans in accordance with the provisions of clause 6.1.1 above."

2.7.  Clause 9 (Interest) shall be amended as follows:

2.7.1. clause 9.1 (Interest Rate) shall be deleted and replaced with the following:

         "9.1.    INTEREST RATE

                  The rate of Interest applicable to each of the Advances and each Loan (including the Reborrowed Loans) in respect of each Interest Period shall be:

         9.1.1. with respect to all Advances and Loans (other than Safety Net Loans), the sum of: (a) the rate per annum determined by the Banks to be LIBOR on the Interest Determination Date for such Interest Period; and (b) 2.5% (two point five percent) per annum; and

         9.1.2. with respect to Safety Net Loans, the sum of: (a) the rate per annum determined by the Banks to be LIBOR on the Interest Determination Date for such Interest Period; and (b) 2.5% (two point five percent) per annum."

         and

2.7.2. clause 9.2 (Accrual of Interest) shall be amended by deleting the words "and 5.2.8.2" in the first line thereof.

2.8.  Clause 11 (Commissions, Fees and Expenses) shall be amended as follows:

2.8.1.   clause 11.1 shall be amended to read as follows:

         "11.1.   SEVENTH AMENDMENT FRONT-END FEE

                  The Borrower shall pay to each of the Banks, on the earlier of: (a) the Seventh Amendment Closing Date; and (b) December 31, 2003, the fees set out in paragraph 1 of the Seventh Amendment Fee Letter."

2.8.2.   clause 11.2 (Commitment Commission) shall be amended as follows:

         (i) the first sentence of clause 11.2 shall be replaced by the following:

                           "The Borrower shall, from and after the date of signature of the Seventh Amendment to this Agreement through the end of the Availability Period, pay to each of the Banks a Commitment commission at the rate per annum as specified in paragraph 2 of the Seventh Amendment Fee Letter on such Bank's Available Loan Commitment (other than in respect of that part of the Commitment, if any, which may relate to Safety Net Loans) from time to time as from the date of the Seventh Amendment to this Agreement until the last day of the Availability Period."

         (ii) the following shall be inserted before the sentence commencing " `Available Loan Commitment' means ...":

                           "If the Termination Date is extended until June 30, 2005 as a result of the exercise by the Banks of their option to call for the making of Safety Net Investments pursuant to clause 16.34 below, then, with respect to such extended period the Commitment commission shall be payable for the period commencing from the date the Contribution Notice exercising such option was delivered to the Safety
                  Net Obligor and ending on the Termination Date (as extended)."

         and

2.8.3.   clause 11.4 (Consultants) shall be amended to read as follows:

         "11.4.   CONSULTANTS

                  The Borrower shall, in accordance with the letters of engagement referred to in clauses 4.8-4.10 (inclusive) above and, in the case of the Bank Adviser, the letter described in section 3.1.11 of the Seventh Amendment to this Agreement, retain the following experts: the Consulting Engineer, the Insurance Adviser, the Consulting Economist and the Bank Adviser, to advise and act on behalf of the Banks and the Borrower in respect of the Project, including to perform on behalf of the Banks such financial, economic, insurance and technical due diligence inquiries, review, analysis and monitoring as the Banks may require in connection with the Project, as well as, in the case of the Consulting Engineer, to perform all those functions referred to in this Agreement, in the case of the Insurance Adviser, to provide the Insurance Report, in the case of the Consulting Economist, to provide an opinion as to the economic viability of the Project and in the case of the Bank Adviser, to monitor, review and analyse the financial information received by the Banks from the Borrower pursuant to this Agreement and any of the Finance Documents. The Borrower shall pay all fees of such experts, such fees to be payable in accordance with the tariffs agreed to between the Borrower and such experts."

2.9.  Clause 16 (Undertakings) shall be amended as follows:

2.9.1.   the following subclauses shall be added at the end of clause 16.7.2:

         "(v)     payments permitted by clause 16.27.3.1 below;

         (vi) payments in connection with the Borrower's indemnification obligations as contemplated by the Borrower Offering Undertaking;

         (vii) warrants to TIC or TIC's Subsidiary, ICTech, in consideration for the provision by TIC of the Safety Net Undertaking, the value of which warrants not to exceed US $500,000 (five hundred thousand United States Dollars) plus 5% (five percent) of the Safety Net Investments actually made by TIC or IC Tech."

2.9.2. the following shall be added in the second line of clause 16.14.2, after the word "Banks", wherever it appears: "(and with the Bank Adviser)";

2.9.3.   clause 16.16.1 shall be amended as follows:

         (i) in the second line, the words "(including the Bank Adviser)" shall be inserted after the words "professional adviser"; and

         (ii) the words ", the Bank Adviser" shall be added after the words "the Consulting Engineer".

2.9.4.   a new clause 16.16.3 shall be added to read as follows:

                  "16.16.3.   For the avoidance of doubt, no information or
                              access provided to any of the Banks' professional advisors, including, the adviser to the Banks on financial and accounting matters (`THE BANK
                              ADVISER'), pursuant to this Agreement shall release the Borrower from its obligations to make and provide, and to be fully responsible for, all reports and notices as shall be required under this Agreement, or in any way place any responsibility on the Banks with respect to the Borrower or to any third parties with respect to such information and access, including, any claim that any knowledge obtained by the Banks' professional advisors (including the Bank
                              Advisor), constitutes any waiver of any nature or acceptance by the Banks of any such matter or matters as to which the Banks' professional advisors (including the Bank Advisor) obtain knowledge."

2.9.5.   clause 16.27 (Investments in the Borrower) shall be amended as follows:

         (i)      clause 16.27.1 shall be amended to read as follows:

                  "16.27.1 procure that, notwithstanding anything to the contrary in the Finance Documents, the balance of the aggregate amount of all investments in Paid-in Equity of the Borrower to be invested and all wafer prepayments, including credits, under Qualifying Wafer Prepayment Contracts to be made (other than by QuickLogic), all as described in the undertakings (other than by QuickLogic) referred to in clause 4.6 above (such balance being US $24,635,440 (twenty-four million six hundred and thirty-five thousand, four hundred and forty United States Dollars) such balance, broken down as amongst each counterparty to such undertakings, as detailed in SCHEDULE 16.27.1 hereto) are invested and received (into one of the Project Accounts or into the Foreign Paid-in Equity Account) in full, by not later than 3 (three) Business Days following the date the Borrower's shareholders approve the Amendment No. 3 to Payment Schedule of Series A-5 Additional Purchase Obligations, Waivers of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and all other provisions pursuant to which, inter alia, the Lead Investors (other than QuickLogic) give their written consents, as referred to in section 3.1.5 of the Seventh Amendment to this Agreement (`THE AMENDMENT NO. 3 LETTER').

                              The Borrower shall, on or prior to 5 (five) days after such 3 (three) Business Days, submit to the Banks a certificate from the Auditors, in the form of Schedule 16.1.1(v)(B) hereto, confirming receipt by the Borrower of all such sums."

         (ii)     clause 16.27.2 shall be amended to read as follows:

                  "16.27.2.   procure that (in addition to the investments
                              already made prior to the date of execution of the Seventh Amendment to this Agreement pursuant to this clause 16.27.2 (the aggregate amount of which investments the Borrower declares amounts to US
                              $86,000,000 (eighty-six million United States
                              Dollars)), there shall have been: (a) invested in the Paid-in Equity of the Borrower, by way of private placement or public offering (including exercise of employee share options or any other warrants issued by the Borrower); and/or (b) received by the Borrower proceeds, net of taxes paid and related expenses, generated from the sale of shares of the Borrower in Saifun, Azalea
                              Microelectronics Corporation, Chip Express
                              Corporation and/or Virage Logic Corporation;
                              provided that, the Borrower shall have undertaken in writing to the Banks to capitalise the amount of such proceeds, which comprises a net capital gain, into Paid-in Equity by way of share issue, by no later than September 30, 2005 (to the extent necessary to satisfy the Borrower's obligations on such date pursuant to the last sentence of this clause 16.27.2) and that such capital gains are recognised as additional paid-up share capital by the Investment
                              Centre in accordance with the terms of the Investment Centre Fab 2 Grants (to the extent necessary to satisfy the Borrower's obligations pursuant to the last sentence of this clause
                              16.27.2) (such net capital gains, when duly capitalised and recognised as aforesaid, hereinafter `THE RECOGNISED INVESTMENTS'); and/or
                              (c) received by the Borrower wafer prepayments
                              (including credits) under Qualifying Wafer
                              Prepayment Contracts; and/or (d) received by the Borrower an amount (net of discounts, but not net of commissions, fees and other issuance costs) in respect of the principal amount of Equity
                              Convertible Debentures (subject to the terms of clause 1.1.118 above) or Permitted Subordinated
                              Debt issued to Safety Net Investors within the framework of a Safety Net Investment. (For the purposes of this clause 16.27.2 only, Safety Net
                              Investments shall also include investments made by shareholders of the Borrower who are not Safety
                              Net Investors within the framework of an investment made pursuant to the Borrower Offering
                              Undertaking); and/or (e) received by the Borrower
                              MEI Proceeds (excluding any MEI Proceeds comprising wafer prepayments under Qualifying
                              Wafer Prepayment Contracts which are taken into account under (c) above, all the above in an aggregate amount of not less than US $152,000,000
                              (one hundred and fifty-two million United States
                              Dollars) to be invested and/or received as aforesaid, as to US $28,000,000 (twenty-eight million United States Dollars) by not later than 4
                              (four) months after the date of execution of the Seventh Amendment to this Agreement; as to an additional US $25,500,000 (twenty-five million, five hundred thousand United States Dollars), by not later than June 30, 2004; as to an additional US
                              $25,500,000 (twenty-five million, five hundred thousand United States Dollars) by not later than December 31, 2004; as to an additional US
                              $36,500,000 (thirty-six million five hundred thousand United States Dollars), by not later than June 30, 2005; and as to an additional US
                              $36,500,000 (thirty-six million, five hundred thousand United States Dollars), by not later than December 31, 2005 (such amount of US $152,000,000
                              (one hundred and fifty-two million United States
                              Dollars) being in addition to the amount of US
                              $86,000,000 (eighty-six million United States
                              Dollars) already invested pursuant to this clause
                              16.27.2 prior to the date of execution of the Seventh Amendment pursuant to this Agreement and in addition to the investment of US $306,323,000
                              (three hundred and six million, three hundred and twenty-three thousand United States Dollars) to be invested in accordance with clauses 4.5 and 4.6 above. Notwithstanding anything to the contrary in this Agreement, the aggregate investments in Paid-in Equity as referred to in clauses 4.5 and
                              4.6 above together with the aggregate proceeds pursuant to this clause 16.27.2 above (other than from wafer prepayments (including Credits)) shall not be less than US $459,000,000 (four hundred and fifty-nine million United States Dollars).
                              Accordingly, in the event that at any date for receipt of an investment under Schedule 4.6 it becomes apparent that the amount received by the Borrower in respect of wafer prepayments
                              (including credits) under Qualifying Wafer
                              Prepayment

                              Contracts (it being recorded that all amounts of MEI Proceeds in excess of US $8,000,000 (eight million United States Dollars) in aggregate shall, for this purpose, be deemed to constitute wafer prepayments under Qualifying Wafer Prepayment Contracts as aforesaid) is in excess of US $85,000,000 (eighty-five million United States Dollars), the Borrower shall, within 41/2 (four and-a-half) months from the date the capacity of Fab 2 is 15,000 (fifteen thousand) wafer starts, procure that there shall have been invested in the Borrower in Paid-in Equity an amount equal to the excess of such wafer prepayments over US $85,000,000 (eighty-five million United States Dollars) as aforesaid (in addition to all other Paid-in Equity to be invested pursuant to this Agreement). The Borrower shall within 7 (seven) days of receipt of each investment, proceeds from the sale of shares, wafer prepayment, payment on account of Equity Convertible Debentures or Safety Net Investments or MEI Proceeds, submit to the Banks a confirmation by the Auditors of each investment in Paid-in Equity, proceeds and net capital gains referred to in paragraph (b) above, wafer payment, payment on account of Equity Convertible Debentures or Safety Net Investments or MEI Proceeds referred to in this clause 16.27.2 above, together, with respect to net capital gains as referred to in paragraph (b) above, with the undertaking by the Borrower to capitalise same as aforesaid. In addition, by no later than September 30, 2005, the aggregate investments in Paid-in Equity as referred to in clauses 4.5 and 4.6 above and as described above in paragraph (a) above and the Recognised Investments of the Borrower under
                              Schedule 4.6 shall not be less than US
                              $345,000,000 (three hundred and forty-five million United States Dollars);"

         (iii)    clause 16.27.3 shall be amended as follows:

                  (a) the existing clause 16.27.3 shall be renumbered "16.27.3.2" and shall commence with the words "With effect from January 1, 2007 ..."; and

                  (b)      a new clause 16.27.3.1 shall be inserted as follows:

                           "16.27.3.1   The Borrower shall cause all Qualifying
                                        Wafer Prepayment Contracts to which it
                                        is a party as at the date of execution
                                        of the Seventh Amendment to this
                                        Agreement to be amended to the effect
                                        (and all Qualifying Wafer Prepayment
                                        Contracts which the Borrower shall enter into after the date of execution of the Seventh Amendment to this Agreement shall provide) that no prepayments made to the Borrower with respect to the purchase of wafers may be reimbursed or refunded to, or utilised by, or credited in favour of, the wafer customer and/or designer party to the Qualifying Wafer
                                        Prepayment Contract providing such
                                        prepayment, except with respect to: (a)
                                        the utilisation of such prepayments
                                        towards the purchase price of wafers
                                        which were ordered prior to the date of
                                        execution of the Seventh Amendment to
                                        this Agreement and
                                        which were or will be manufactured and
                                        delivered by the Borrower for such wafer customer and/or designer in an aggregate amount not to exceed US $1,100,000 (one million one hundred thousand United
                                        States Dollars); (b) the utilisation of
                                        such prepayments towards the purchase
                                        price of wafers manufactured and
                                        delivered by the Borrower to such wafer
                                        customer and/or designer after December
                                        31, 2006; and (c) the utilisation of
                                        such prepayments to purchase shares of
                                        the Borrower. The Borrower shall be
                                        entitled to pay quarterly, in arrears,
                                        to the counterparty to any Qualifying
                                        Wafer Prepayment Contract in effect as
                                        of the date of execution of the Seventh
                                        Amendment to this Agreement which is
                                        amended in accordance with the
                                        aforegoing in this clause 16.27.3.1,
                                        Interest in respect of the amount of any prepayment to a counterparty which is a party as aforesaid, in respect of the period commencing on the date stipulated for utilisation thereof pursuant to such Qualifying Wafer Prepayment Contract prior to such amendment as aforesaid in this clause 16.27.3.1 and ending on January 1, 2007, such Interest to be at a rate not higher than that payable by the Borrower to the Banks pursuant to clause 9.1.1 above, during such period and the Borrower shall be further entitled to pay to any such counterparty under any such Qualifying
                                        Wafer Prepayment Contract the principal
                                        of such prepayment in cash after June
                                        30, 2007; provided that, at the date of
                                        payment of any such Interest or
                                        principal as aforesaid, the Banks shall
                                        not have declared an Event of Default to have occurred or to have made any other declarations under clause 17.21 below."

2.9.6.   clause 16.29 (Financial Undertakings) shall be amended as follows:

         (i) the opening paragraph will be deleted and replaced by the following:

                           "The Borrower will procure that: (a) with respect to clauses 16.29.1 and 16.29.2 below, at all times during the period of this Agreement; (b) with respect to clause 16.29.9 and clause 16.29.11 below, with effect from June 30, 2004 (including for the Quarter ending on June 30, 2004), at all times during this Agreement; and (c) with respect to clauses 16.29.3-16.29.8 and clause 16.29.10 below, with effect from June 30, 2005 (including for the Quarter ending on June 30, 2005), at all times during this Agreement, the Borrower shall comply with the Financial Undertakings set out below:"

         (ii) in clause 16.29.1, the words "30% (thirty percent)" should be deleted and replaced with the words "the applicable ratio set out in Schedule 16.29";

         (iii) in clause 16.29.2, the words "1.5 (one point five)" should be deleted and replaced with the words "1.3 (one point three)";

         (iv)     a new clause 16.29.11 shall be inserted to read as follows:

                  "16.29.11   for any Quarter, Sales (determined on the same
                              basis as the term `Sales' appearing in the audited consolidated annual financial statements of the Borrower) for such Quarter for Fab 2, shall not be less than the amount for such Quarter as set out in Schedule 16.29 hereto."

                  and

         (v)      the following paragraph shall be added at the end of clause
                  16.29:

                           "Notwithstanding the aforegoing in this clause 16.29 above, in the event and only in the event that Contribution Notices (as defined in clause 16.34.1 below) are or have been delivered by the Banks and Safety Net Investments are duly made in accordance with the provisions of clause 16.34 below, then, in respect of the period commencing on the date of the confirmation of the making of Safety Net Investments in accordance with the provisions of clause 16.34 below and until the earliest of the following 3 (three) dates: (a) June 30, 2006 (or, in the event a Contribution Notice is made within 3 (three) months prior to June 30, 2006, the date corresponding to the date Safety Net Investments are made pursuant to such Contribution Notice or, if earlier, 3 (three) months after the date of such Contribution Notice); (b) the date on which the Borrower shall have fulfilled all of its obligations under clause 16.27.2 above; and
                           (c) the date on which the Total Outstandings shall first equal or exceed US $500,000,000 (five hundred million United States Dollars) (disregarding, for this purpose only, Safety Net Loans) and in respect of such period only, all references in this clause
                           16.29 above to `Schedule 16.29' shall be deemed to be replaced by SCHEDULE 16.29A hereto and in determining LLCR for the purposes of this clause 16.29 above, the Net Cash Flow shall be that as specified in SCHEDULE 1.1.106A hereto (rather than the Net Cash Flow as specified in Schedule 1.1.106 hereto)."

2.9.7. clause 16.31.2 shall be amended by adding the words "MEI Proceeds", after the words "proceeds of Permitted Subordinated Debt";

2.9.8. clause 16.31.3 shall be amended by adding the words "MEI Proceeds", after the words "Wafer Prepayment Contracts";

2.9.9.   a new clause 16.34 shall be added to read as follows:

                  "16.34. SAFETY NET UNDERTAKING

                  16.34.1. The parties record that the Safety Net Obligor has provided a Safety Net Undertaking in favour of the Banks (such undertaking, for the removal of doubt, being only to the Banks and not to the Borrower, its shareholders or any third party) that may be called upon at the option of the Banks (the Banks being under no obligation to exercise said option), in the event that the Borrower shall fail to fulfil any of its finance raising obligations under clause 16.27.2 above (such obligations under clause 16.27.2 above, hereinafter `THE BORROWER'S EQUITY RAISING OBLIGATIONS'). The Borrower acknowledges, for the removal of doubt, that: (a) such Safety Net Undertaking is in addition to, and does not in any way derogate from, the obligations and undertakings of the Borrower described in clauses 4.5, 4.6 and 16.27 above; and (b) subject to clause 16.34.4 below, in the event of any Default under clause 16.27.2 above, the Banks shall have available to them all remedies under the Finance Documents (including pursuant to clauses 17.21, 17.22, 17.23, 17.24 and 17.25 below) and nothing in this clause 16.34 nor the fact of the giving of the Safety Net Undertaking shall derogate from the Banks' rights and remedies as aforesaid. The maximum aggregate amount of Safety Net Investments that the Banks may require the Safety Net Obligor to make pursuant to the Safety Net Undertaking shall not exceed an amount equal to US $50,000,000 (fifty million United States Dollars).

                              It is further recorded that the Borrower has delivered a Borrower Offering Undertaking to TIC and the Banks and that pursuant to the Borrower Offering Undertaking and the Safety Net Undertaking (and subject to the terms and conditions of each such Undertaking), in the event that the Borrower shall fail to meet any of the Borrower's Equity Raising Obligations under clause
                              16.27.2 above (by the relevant date provided therefor pursuant to clause 16.27.2 above), then, at any time thereafter, subject to the terms of the Safety Net Undertaking, the Banks shall be entitled (but shall not be obliged) to exercise (not more than twice in any 1 (one) calendar year) their option to call upon the Borrower by way of sending a contribution notice, in the form of
                              SCHEDULE 16.34.1 hereto (`THE CONTRIBUTION
                              NOTICE') to the Borrower, with a copy to the Safety Net Obligor, to make a rights offering in accordance with the Borrower Offering Undertaking in an amount equal to the difference between the aggregate of the Borrower's Equity Raising Obligations which, pursuant to clause 16.27.2 above were required to have been performed by the date of the Contribution Notice and the aggregate amounts actually invested in the Borrower or received by the Borrower (after the Seventh Amendment Closing Date) pursuant to clause 16.27.2 above, as at the date of such Contribution Notice (`THE DEFICIENT AMOUNT') (or such lesser amount as may be required to be raised by the Contribution Notice)

                              (the amount which is required to be raised by the Contribution Notice, hereinafter, `THE AMOUNT TO BE Raised'). In the event a Contribution Notice will be delivered as aforesaid, the Safety Net Obligor shall, within 3 (three) months of such Contribution Notice, make, or procure the making by the Safety Net Investors of Safety Net Investments in an amount equal to 50/93 of the Amount to be Raised by no later than 3 (three) months from the date of such Contribution Notice, all in accordance with the terms of the Safety Net Undertaking. Pursuant to the Safety Net Undertaking, inter alia, with respect to each Contribution Notice, in the event that during the Relevant Period ending immediately prior to the date of such Contribution Notice, there shall have been made Additional Investments, then, for the purposes of calculating the amount of the Safety Net Investments required to be made pursuant to such Contribution Notice: (i) the aggregate amount of the Recognised Additional Investments during such Relevant Period shall be deemed to be added to the Amount to be Raised; and (ii) the Safety Net Obligor shall be deemed to have provided Safety Net Investments in respect of such Contribution Notice in an amount equal to the aggregate Recognised Additional Investments for such Relevant Period.

                              In this clause 16.34.1:

                              (1) `ADDITIONAL INVESTMENT' means, in respect of any Relevant Period (as defined below), the aggregate of the amount of Paid-in Equity and Permitted Subordinated Debt, in each case, actually received by the Borrower from the Safety Net Obligor during such Relevant Period within the framework of a public offering or private placement by the Borrower of Paid-in Equity and/or Permitted Subordinated Debt, as such amount shall be certified by the Safety Net Obligor's Auditors or the Auditors (such certificate to be in a form satisfactory to the Banks), but excluding any Safety Net Investment and the investments that TIC is required to make as referred to in clauses 4.6 and 16.27.1 above. It is recorded that it is a term of the Safety Net Undertaking that the Safety Net Obligor shall, within 10 (ten) days after each Relevant Period, submit to the Banks a certificate from the Safety Net Obligor's Auditors or the Auditors (such certificate to be in a form satisfactory to the Banks), confirming the amount and receipt of all such amounts received, as aforesaid, during such Relevant Period;

                              (2) `RECOGNISED ADDITIONAL INVESTMENT' means, with respect to any Additional Investment, an amount equal to the lowest of:

                                       (aa)  the amount of the Additional
                                             Investment;

                                       (bb)  US $10,000,000 (ten million United
                                             States Dollars); and

                                       (cc)  20% (twenty percent) of the amount
                                             actually invested in the Borrower
                                             within the framework of the
                                             relevant public offering or private
                                             placement in which such Additional
                                             Investment is made;

                              (3) `A RELEVANT PERIOD' means the period commencing from the date a Contribution Notice is made by the Banks pursuant to clause
                                       16.34.1 above and ending on the date
                                       before the next Contribution Notice is
                                       made, as aforesaid, save that the period of the first Relevant Period shall commence from the date of the Safety Net Undertaking and shall end on the date before the first Contribution Notice is made.

                                       By way of example only, and without
                                       derogating from the generality of the
                                       aforegoing, if the Deficient Amount is US
                                       $41,500,000 (forty-one million five
                                       hundred thousand United States Dollars)
                                       and the aggregate of the Recognised
                                       Additional Investments made in the
                                       Relevant Period is US $5,000,000 (five
                                       million United States Dollars), then the Banks could require the Safety Net Obligor to contribute US $20,000,000 (twenty million United States
                                       Dollars)--representing the amount found
                                       by subtracting the amount of the
                                       Recognised Additional Investment (i.e.,
                                       US $5,000,000 (five million United States
                                       Dollars)) from US $25,000,000
                                       (twenty-five million United States
                                       Dollars), which latter amount represents the amount found by multiplying the sum of the Deficient Amount and the Recognised Additional Investment (i.e., US $46,500,000 (forty-six million five hundred thousand United States Dollars)) by 50/93.

                              Any failure by the Borrower to perform timeously all of the Borrower's obligations under the Borrower Offering Undertaking shall constitute an Event of Default.

                              For the removal of doubt, the option granted to the Banks pursuant to this clause 16.34.1 above is exercisable each time that the Borrower shall fail to meet any of the Borrower's Equity Raising Obligations and at any time after such failure, subject to the terms of the Safety Net Undertaking.

                    16.34.2. Should the Banks exercise their option, from time to time, to require Safety Net Investments in the Borrower and such Safety Net Investments are in fact made pursuant to the terms of the Safety Net Undertaking as referred to in clause 16.34.1 above by Safety Net Investors, and the Safety Net Investor Auditors shall have delivered a certificate in a form satisfactory to the Banks confirming same or the Auditors shall have confirmed receipt thereof by the Borrower, the Borrower shall be entitled, subject to delivery of a Drawdown Request and fulfilment of the condition as set forth in clause 5.1.4.2 above and in accordance with the conditions set out in clauses 5.2.3, 5.2.4, 5.2.5, 5.2.6 and 5.2.7 above, to obtain from the Banks Safety Net Loans in an aggregate amount equal to 86% (eighty-six percent) of the amount of Safety Net Investments actually received from Safety Net Investors as aforesaid (including, for the removal of doubt, the amount of Recognised Additional Investments deemed as Safety Net Investments by the Safety Net Obligor as referred to in clause 16.34.1(ii) above, if any, taken into account for the purposes of the relevant Contribution Notice) (based on a ratio of US $43 (forty-three United States Dollars) of Safety Net Loans for every US $50 (fifty United States Dollars) constituting a Safety Net Investment), but not more than US $43,000,000 (forty-three million United States Dollars) in the aggregate. For the removal of doubt, only Safety Net Investments made by Safety Net Investors (and not any other person) shall be taken into account for the purposes of this clause
                              16.34.2. Subject to the aforegoing, the Safety Net Loans shall be available for drawdown by the Borrower from the date of confirmation of receipt of the relevant Safety Net Investment, as aforesaid.

                    16.34.3. At any time after delivery of a Contribution Notice (but not later than 1 (one) day prior to the date on which the relevant rights offering prospectus or private placement is due to become effective), the Banks may, at their sole discretion and without any liability to the Safety Net Obligor or the Borrower arising therefrom, by notice in writing to the Safety Net Obligor and the Borrower, withdraw a Contribution Notice. Without derogating from the foregoing, in the event that, if after delivery of a Contribution Notice, the Banks are of the view that, due to a legal impediment, they would not be in a position to make Safety Net Loans available to the Borrower, the Banks shall so notify the Safety Net Obligor and the Borrower, and the Contribution Notice shall be withdrawn. Notwithstanding the aforegoing, the Banks shall be entitled to send a Contribution Notice once they are of the view that they would be in a position to make Safety Net Loans.

                    16.34.4. In the event that Safety Net Investments shall be duly made in accordance with the Safety Net Undertaking and this clause 16.34, then the Banks agree that: (a) they shall not be entitled to exercise their rights pursuant to clauses 17.21-17.25 below nor shall the Banks be entitled to refrain from making Credits pursuant to clause 5 above, by reason only of the Borrower's Default in failing to comply with clause 16.27.2 above, and (b) until the earlier of: (i) the date on which the Safety Net Undertaking expires; and (ii) the date on which the Total Outstandings shall first reach or exceed US $500,000,000 (five hundred million United States Dollars) (disregarding, for this purpose only, Safety Net Loans), with respect only to Defaults or Events of Defaults listed in (1)-(3) hereunder, the Banks shall not be entitled to exercise their rights pursuant to clauses 17.21-17.25 below nor shall the Banks be entitled to refrain from making Credits pursuant to clause 5 above, by reason only of such Default or Events of Default (without derogating from the requirement that all other conditions for the making of a particular Credit will still have to be complied with):

                              (1) an Event of Default constituted by the receipt by the Borrower of a Credit, in breach of clauses 2.3 or 5.1 above. For the removal of doubt, the aforegoing shall not entitle the Borrower to a Credit if at the time of the request of same, it does not comply with clauses 2.3 or 5.1 above (however, if a Credit is made despite such non-compliance, the mere fact of the making of such Credit, despite non-compliance, shall not prevent the making of further Credits); or

                              (2) a Default constituted by a failure by the Borrower to make payments to suppliers on the due date for payment; or

                              (3) a Default specifically waived pursuant to the Waiver Notice, or the Additional Waiver Notice (each as defined below) as set forth in clause 16.34.5 below.

                    16.34.5. After a Contribution Notice is made, the Borrower may, no later than 25 (twenty-five) Business Days before the date corresponding to 3 (three) months after the date of such Contribution Notice, or, if earlier, before the date a Safety Net Investor makes a Safety Net Investment pursuant to such Contribution Notice (the earlier of the aforegoing, `THE SAFETY NET INVESTMENT DATE'), send a written notice to the Banks expressly setting out and particularising all actually existing Defaults or Events of Default, including all relevant facts, and the steps being taken to remedy the same (`THE DEFAULT NOTICE'), that have occurred and are continuing as at the date of such Default Notice. In connection therewith, the Borrower shall not be entitled to set out and particularise in any Default Notice any Default or Event of Default arising from any act or omission by, or under the control of, the Safety Net Obligor. In the event the Banks agree, within 15 (fifteen) Business Days after the receipt of such Default Notice to waive such Defaults or Events of Default by way of a waiver notice (`THE WAIVER NOTICE') in substantially the same form as set out in SCHEDULE 16.34.5 hereto, then, subject to the Banks receiving certificates from each applicable Safety Net Investor Auditor or a certificate from the Auditors (in a form or forms satisfactory to the Banks), confirming that all Safety Net Investments to be made by the Safety Net Investors in respect of such Contribution Notice pursuant to clause 16.34.1 above have actually been made, with effect from the date such Safety Net Investments are made, the Banks shall be deemed to have waived those actually existing Defaults or Events of Default expressly set out and particularised in such Default Notice as aforesaid.

                              For the avoidance of doubt: (i) any such waiver shall only relate to the period prior to the making of such Safety Net Investments by the Safety Net Investors, as aforesaid, and shall not be interpreted in any event as a waiver by the Banks of any representation, warranty or obligation (including, under clause 16.29 above) of the Borrower included in the Finance Documents, or of any Default or Event of Default not actually existing and not expressly set out and particularised in such Default Notice, as aforesaid; and (ii) in the event the Banks do not send a Waiver Notice within such 15 (fifteen) Business Day period, or if the Safety Net Investors do not actually make all of the Safety Net Investments, as aforesaid, as required under the relevant Contribution Notice, or if the Banks do not receive such certificates from the Safety Net Investor Auditors or the Auditors (in a form satisfactory to the Banks), as aforesaid, then the Banks shall not be deemed to have waived any rights they have or may have arising from the Defaults or Events of Default set out and particularised in such Default Notice as aforesaid. In the event the Banks do not send a Waiver Notice to the Banks within 15 (fifteen) Business Days after receipt of the relevant Default Notice from the Borrower, then the relevant Contribution Notice shall be deemed to have been withdrawn by the Banks and the Safety Net Obligor shall not be required to make, or procure to be made, Safety Net Investments in accordance with said Contribution Notice and the Borrower shall not be required to fulfil its undertakings under the Borrower Offering Undertaking with respect, only, to such withdrawn Contribution Notice. If after a Waiver Notice is sent by the Banks to the Borrower, but no later than 8 (eight) Business Days prior to the Safety Net Investment Date, the Borrower sends a written notice to the Banks expressly setting out and particularising additional actually existing Defaults or Events of Default not listed on the Default Notice (or adds more detail to the ones detailed in the Default Notice) and the steps being taken to remedy same (`THE ADDITIONAL DEFAULT NOTICE'), that have occurred and are continuing as at the date of such Additional Default Notice (the above provisions applicable to the Default Notice to be equally applicable to the Additional Default Notice, mutatis mutandis), the Banks shall have 7 (seven) Business Days after the receipt of such Additional Default Notice to decide whether to waive such additional Defaults or Events of Default by way of an additional waiver notice (`THE ADDITIONAL WAIVER NOTICE') (the above provisions applicable to the Waiver Notice to be equally applicable to the Additional Waiver Notice, mutatis mutandis). In the event the Banks do not send an Additional Waiver Notice to the Borrower within 7 (seven) Business Days after receipt of the relevant Additional Default Notice from the Borrower, then the relevant Contribution Notice shall be deemed to have been withdrawn by the Bank and the Safety Net Obligor shall not be required to make, or procure to be made, Safety Net Investments in accordance with said Contribution Notice and the Borrower shall not be required to fulfil its undertakings under the Borrower Offering Undertaking with respect, only, to such withdrawn Contribution Notice. For the removal of doubt, notwithstanding anything to the contrary in this clause, any waiver granted as aforesaid, shall not apply in the event of any change or development occurring after the date of the relevant Default Notice or Additional Default Notice (as the case may be) in the circumstances described in the relevant Default Notice or Additional Default Notice (as the case may be), including in the event that any "Default" included in a Default Notice or Additional Default Notice (as the case may be) becomes an "Event of Default", other than a change or development occurring after the date of the relevant Default Notice or Additional Default Notice (as the case may be), which does not have any adverse effect on the interests of the Banks."

                     and

2.9.10.  a new clause 16.35 shall be added to read as follows:

          "16.35. OUTSIDE INVESTMENT

          16.35.1. The Borrower shall procure that each of the Lead Investors provide an undertaking, in the form of SCHEDULE 16.35.1 hereto ("THE OUTSIDE INVESTMENT UNDERTAKINGS"), that obligates each such Lead Investor to cooperate with an Outside Investment Offer, all subject to the terms and conditions of Schedule 16.35.1. For purposes of this clause
                    16.35 `AN OUTSIDE INVESTMENT OFFER' means a binding offer by a person or persons (acceptable to the Banks in their sole discretion) having sufficient assets, or having available to it a binding financial commitment in an amount sufficient from one or more reputable financial institutions, to make the Outside Investment Offer (`THE OUTSIDE Offeror') to subscribe for shares from the Borrower at a price specified in such offer, which offer is: (a) made after the commencement and continuation for 60 (sixty) days after the institution thereof of bankruptcy or receivership proceedings against the Borrower which are ordered by a court of competent jurisdiction or the prior determination of an arbitrator, mutually appointed by the Banks and the Borrower, that a bankruptcy or receivership order would be issued by a court against the Borrower were a petition to be filed with a court of competent jurisdiction or, an order providing for creditor protection in favour of the Borrower pursuant to the request therefor by the Borrower is issued by a court of competent jurisdiction shall have occurred and be continuing (`THE TRIGGERING EVENT'); and (b) in an amount sufficient, at least, to enable the Borrower (after deduction of all attendant expenses) to cure and remedy the Triggering Event.

          16.35.2. Upon the happening of a Triggering Event, the Borrower shall take all steps to cooperate with any Outside Offeror (or potential Outside Offerors), including, by permitting persons seeking to become an Outside Offeror (and their representatives) the opportunity to conduct a due diligence examination of the Borrower and of its assets, liabilities, business and prospects (provided that such persons enter into a confidentiality agreement in a reasonable and customary form with the Borrower). If the Outside Investment Offer is made and accompanied by an opinion of a reputable investment banking firm that the Outside Investment Offer is fair to the Borrower, the Borrower shall procure that a rights offering (`THE RIGHTS OFFERING') be made to its shareholders to invest up to 60% (sixty percent) of the amount proposed to be invested by the Outside Offeror in the Borrower at the same price per share and the other terms and conditions set forth in the Outside Investment Offer. Notwithstanding the aforegoing, if the Outside Investment Offer is conditioned on the Outside Offeror acquiring at least 51% (fifty-one percent) of the shares of the Borrower, the maximum number of shares that may be purchased in the Rights Offering shall be limited to that number of offered shares which, together with the number of then outstanding shares not owned by the Outside Offeror, shall not exceed a maximum of 49% (forty-nine percent) of the shares of the Borrower, unless the Lead Investors agree to invest an amount at least equal to, and at a price per share no less than, the Outside Investment Offer (`THE ALTERNATIVE OUTSIDE OFFER') and further agree, in addition to exercising all rights offered to them in the Rights Offering, to exercise in a subsequent private placement all rights not exercised by the other shareholders of the Borrower in such rights offering, so as to ensure that the full amount of the Outside Investment Offer is invested in the Borrower; in such case, the Alternative Outside Offer shall be made the subject of the Rights Offering and the Lead Investors shall ensure that the full amount of the Alternative Outside Offer is invested in the Borrower and, to the extent required, used to cure and remedy the Triggering Event.

          16.35.3. For the removal of doubt: (a) nothing in this clause 16.35 above (or in the Outside Investment Undertakings) shall prevent the Banks from enforcing any and all of their rights or remedies under this Agreement (including in the case of the occurrence of a Triggering Event) at any time, even if such enforcement does not permit, or in any way adversely affects the possibility of, an Outside Investment Offer, or an Alternative Outside Offer, as the case may be, to be made, or if made, to be completed and, for the further removal of doubt, even after an Outside Investment Offer has already been made; and (b) in the event an Outside Investment Offer is conditional on the Outside Offeror acquiring at least 51% (fifty-one percent) of the shares of the Borrower and, pursuant thereto, the Outside Offeror subscribes for shares from the Borrower as contemplated in clause 16.35.1 above and the shares subscribed, as aforesaid, confer on such Outside Offeror at least 51% (fifty-one percent) of the shares of the Borrower, then, with effect upon the occurrence of such event, clauses 16.1.3(vii) and 16.32 above shall cease to have any effect."

2.10.  Clause 17 (Default) shall be amended as follows:

2.10.1A in clause 17.1, the words "clause 17.20A" shall be deleted and replaced with the words "clause 17.20B";

2.10.1.  in clause 17.3, the following new clause 17.3.3 shall be inserted:

         "17.3.3. No breach in respect only of Permitted Financial Indebtedness as referred to in clause 1.1.115(c) above shall constitute an Event of Default provided the conditions set forth in clauses 17.6.6(a) and (b) below are met."

2.10.2.  in clause 17.6, the following clause 17.6.6 shall be inserted:

         "17.6.6. The aforegoing in this clause 17.6 shall not be applicable in respect only of Permitted Financial Indebtedness as referred to in clause 1.1.115(c) above and only, and for so long as, the following 2 (two) conditions are both met:

                  (a) such Permitted Financial Indebtedness is to one or both of the Banks; and

                  (b) such Permitted Financial Indebtedness is secured in full by deposits (in amounts to be not less than the amount of such

                           Permitted Financial Indebtedness) placed with the relevant Banks and duly charged by first-ranking floating charge in favour of the Banks."

2.10.3. clause 17.10.3 shall be amended such that the number "16,000 (sixteen thousand)" shall be replaced by "15,733 (fifteen thousand seven hundred and thirty-three)";

2.10.4.  clause 17.15 (Completion of Fab 2) shall be amended as follows:

                            "Any of the following occur: (a) SDPP is not achieved within 71/2 (seven and-a-half) months after the date specified therefor in the Forecast (such specified date being June 30, 2004); (b) construction of Fab 2 is not completed (completion constituting for this purpose the reaching of wafer capacity for Fab 2 of 33,000 (thirty-three thousand) wafer starts per month in accordance with the Business Plan) by December 31, 2007; or (c) it becomes apparent that, save as a result of any action by a Bank in breach of this Agreement, SDPP shall not be achieved by the date referred to in (a) above or construction of Fab 2 shall not be completed by the date referred to in (b) above."

         and

2.10.5.  a new clause 17.20B shall be inserted, as follows:

                  "17.20B SAFETY NET UNDERTAKING AND OUTSIDE INVESTMENT
                          UNDERTAKINGS

                  17.20B.1 (a)      If within 3 (three) months after any
                                    Contribution Notice is sent by the Banks, the Amount to be Raised (as defined in clause 16.34.1) under such Contribution
                                    Notice shall not have been invested in the Borrower by way of Additional Capital (as defined in the Safety Net Undertaking).

                           (b) The Safety Net Undertaking shall cease to be in full force and effect in any material respect or shall cease to constitute the legal, valid, binding and enforceable obligation of the Safety Net Obligor or it shall be unlawful for the Safety Net Obligor to perform any of its material obligations under the Safety Net Undertaking, unless it expires in accordance with its terms.

                           (c) The Safety Net Obligor repudiates the Safety Net Undertaking.

                           (d) There occurs with respect to the Safety Net Obligor any of the events or circumstances referred to in clauses 17.7-17.9 above, such clauses to be read as if references to `the Borrower' therein were instead references to `the Safety Net Obligor'.

                            Notwithstanding the provisions of this clause 17.20B.1, for the removal of doubt, the Safety Net Undertaking does not create any rights or obligations in favour of the Borrower or any of its shareholders.

                  17.20B.2. (a)     Any of the representations and warranties by
                                    any Lead Investor in any Outside Investment
                                    Undertaking to which it is a party are
                                    incorrect or misleading in any material
                                    respect when made or deemed to be made or repeated.

                           (b) Any Lead Investor fails to comply with any undertaking or obligation contained in any Outside Investment Undertaking to which it is a party and, if such default is capable of remedy within such period, within 7 (seven) days after the earlier of the Lead Investor becoming aware of such default and receipt by the Lead Investor of written notice from the Banks requiring the failure to be remedied, that Lead Investor shall have failed to cure such default.

                           (c) Any Outside Investment Undertaking shall cease to be in full force and effect in any material respect or shall cease to constitute the legal, valid, binding and enforceable obligation of any Lead Investor party to it or it shall be unlawful for any Lead Investor to perform any of its material obligations under any of the Outside Investment Undertakings, unless it expires in accordance with its terms.

                           (d) Any Lead Investor repudiates the Outside Investment Undertaking to which it is a party."

2.11.    Clause 18.2 (Default Interest) shall be amended to read as follows:

         "18.2.   DEFAULT INTEREST

                  During each such Interest Period as is mentioned in clause
                  18.1 above, an Unpaid Sum shall bear Interest at the rate per annum which is the sum from time to time of: (a) 3% (three percent); and (b) the Interest rate in respect of such Interest Period as would have been determined in accordance with clauses 9.1.1 or 9.1.2 above (namely, 2.5% (two point five percent)) (provided that, if, for any such Interest Period LIBOR cannot be determined, the rate of Interest applicable to such Unpaid Sum shall be the rate per annum which is the sum of: (i) 3% (three percent); and (ii) 2.5% (two point five percent) plus a rate as certified by the Banks in accordance with clause 9 above."

2.12. Each of the following Schedules shall be replaced by updated Schedules as referred to in section 3.1.28 below (the updated Schedules, for the removal of doubt, to bear the same heading (Schedule number) as those replaced): Schedule 1.1.16 (Business Plan); Schedule 1.1.42 (Form of Drawdown Request); Schedule 1.1.64 (Borrower's Forecast); Schedule
         1.1.101 (List of Material Contracts); Schedule 1.1.105 (List of Named Directors and Officers); Schedule 1.1.106 (Net Cash Flow); Schedule 1.1.115(c)(2) (Description of Financial Indebtedness Exceeding US $40,000,000); Schedule 1.1.115(j) (Other Permitted Financial Indebtedness); Schedule 4.11.2 (Indebtedness of the Group); all Schedules required by clause 15; and Schedule 16.29 (Financial Undertakings); provided that Schedules 1.1.42, 1.1.101, 1.1.105, 1.1.115(c)(2), 1.1.115(j) and 4.11.2 (in form and substance satisfactory to the Banks in their sole discretion), may be delivered by the Borrower following the date hereof by no later than the Seventh Amendment Closing Date.

2.13. New Schedules 16.27.1 (Breakdown of Amounts Owing to the Borrower pursuant to Undertakings referred to in clause 4.6, as at the Seventh Amendment Closing Date) and 16.29A (Financial Undertakings applicable during Safety Net Period) in the forms respectively attached as APPENDIX A and APPENDIX B hereto; new Schedules 1.1.13A (Borrower Offering Undertaking); 1.1.132 (SDPP); 1.1.106A (Net Cash Flow); 1.1.127G (Form of Safety Net Undertaking); 16.34.1 (Contribution Notice); 16.34.5 (Form of Waiver Notice); 16.35.1 (Form of Outside Investment Undertakings); and Appendices C-M (inclusive) hereto shall be added to and form part of the Facility Agreement; provided that, Schedules 16.34.5, 16.35.1 and Appendices D, F, G, I, J, K and L (in form and substance satisfactory to the Banks in their sole discretion), may be delivered following the date hereof but by no later than the Seventh Amendment Closing Date and the legal opinions to be attached hereto as Appendices J, K and L shall be delivered as of the Seventh Amendment Closing Date.

2.14.    Schedule 1.1.104 (Description of Milestones) shall be deleted.

3.   CONDITIONS PRECEDENT

3.1. This Seventh Amendment, other than section 3.3 below, is subject to the conditions precedent that the Banks shall have received, by not later than December 21, 2003 (or such earlier date expressly set out with respect thereto below), the following documents, information, matters and things in form and substance satisfactory to the Banks:

3.1.1. a copy, certified a true copy by a duly authorised officer of the Safety Net Obligor of the Organisational Documents of the Safety Net Obligor;

3.1.2. copies of resolutions of the Board of Directors of the Safety Net Obligor and of each other Lead Investor and, to the extent applicable, its audit committee and shareholders evidencing approval of the Finance Documents to which the Safety Net Obligor and such other Lead Investor, as aforesaid (as applicable) is a party and authorising named officers of the Safety Net Obligor and such other Lead Investor, as aforesaid (as applicable) to execute, deliver and perform each of such Finance Documents and to give all notices and take all other action required to be given or taken by the Safety Net Obligor and such other Lead Investor, as aforesaid (as applicable) under such Finance Documents;

3.1.3. the Safety Net Undertaking (in the form of APPENDIX C hereto), duly executed by TIC and a certification by TIC as set forth in section 8A of the Safety Net Undertaking;

3.1.4. the Outside Investment Undertakings (in form satisfactory to the Banks in their sole discretion and to be attached hereto as APPENDIX D), duly executed by each of the Lead Investors;

3.1.5.   written consents by each of the Lead Investors (other than QuickLogic):
         (i) to make, in accordance with clause 16.27.1, those investments in Paid-in Equity and/or prepayments under Qualifying Wafer Prepayment Contracts required to be made pursuant to clause 16.27.1; (ii) to the execution of the Safety Net Undertaking by the Safety Net Obligor;
         (iii) to the amendments to the Qualifying Wafer Prepayment Contracts to be made pursuant to clause 16.27.3.1; (iv) to the giving of the Outside Investment Undertakings and (v) to this Seventh Amendment;

3.1.6. the Seventh Amendment Fee Letter executed as at the date hereof by the Borrower;

3.1.7. the Borrower Offering Undertaking (in the form attached hereto as APPENDIX E), duly executed by the Borrower;

3.1.8. the Borrower shall procure that the Debenture is updated (and such updates are duly registered with the Registrar of

         Companies and the Registrar of Pledges), such that all Material Contracts entered into by it and all assets and rights acquired by it, after January 18, 2001 (including, any lease with the ILA flowing from the development agreement with the ILA described in clause 4.17 and the two new development agreements with the ILA, any new Intellectual Property Assets, any immovable property, any new machinery and equipment and any new Insurance Policies), are duly pledged to the Banks by way of first-ranking fixed charge (or, as applicable, assigned by way of charge) under the Debenture, and that such updates are otherwise perfected in accordance with its terms and the Borrower shall deliver to the Banks all documents as referred to in clause 3.2 of the Debenture (mutatis mutandis) and shall sign all such other documents and forms required for the purposes of the aforegoing);

3.1.9. the Borrower shall procure that the Borrower's shares in Tower Semiconductor USA, Inc. and all Intellectual Property Assets held outside the State of Israel be duly pledged to the Banks by way of first-ranking fixed charge (or its equivalent under the laws of the relevant jurisdiction) under a debenture (or appropriate security agreement) and otherwise perfected in accordance with its terms;

3.1.10. execution of amendments to the existing Warrants, in the form satisfactory to the Banks in their sole discretion and to be attached hereto as APPENDIX F and execution of additional warrants in favour of the Banks, to acquire shares of the Borrower, in the form satisfactory to the Banks in their sole discretion and to be attached hereto as APPENDIX G, such amendments and additional warrants to reflect the principles set out in APPENDIX H hereto;

3.1.11. duly executed letter of engagement of the Bank Adviser in the form satisfactory to the Banks in their sole discretion and to be attached hereto as APPENDIX I;

3.1.12. the Borrower paying the fees set out in section 5 below by the earlier of: (a) the Seventh Amendment Closing Date; and (b) December 31, 2003;

3.1.13. copies of resolutions of the Board of Directors, audit committee and shareholders of the Borrower, evidencing approval of this Seventh Amendment (including, specifically, of the Borrower Offering Undertaking, the Safety Net Undertaking, the Outside

         Investment Undertakings, the Amendment No. 3 Letter (as defined in section 2.9.5(i) above) (together with a copy of the certificate delivered to each of the parties thereto as referred to in the last sentence of Section 1 of the Amendment No. 3 Letter), as referred and of the Borrower's obligations pursuant to clause 16.34) and authorising designated officers of the Borrower to execute, deliver and perform this Seventh Amendment and to give all notices and take all other action required to be given or taken by the Borrower under this Seventh Amendment;

3.1.14. payment on the date of signature of this Seventh Amendment of the fees and costs referred to in section 5 below, that are payable on or before such date;

3.1.15. an opinion of Yigal Arnon & Co., Advocates, the Borrower's external legal counsel, addressed to the Banks, in the form to be attached hereto as APPENDIX J and an opinion from the Borrower's external foreign counsel addressed to the Banks in respect of the pledges referred to in section 3.1.9 above, to be attached hereto as APPENDIX K;

3.1.16. opinions addressed to the Banks by the external legal counsel of the Safety Net Obligor and of the other Lead Investors in the form satisfactory to the Banks in their sole discretion and to be attached hereto as APPENDIX L;

3.1.17. copies, certified by the external legal counsel of the Borrower, of the amendments to the Wafer Prepayment Contracts in accordance with clause
         16.27.3.1 (as it will be amended, if amended, by this Seventh
         Amendment);

3.1.18. a copy, certified as a true copy by the external legal counsel of the Borrower, of all amendments to the Certificate of Incorporation, Memorandum of Association and Articles of Association of the Borrower since January 18, 2001;

3.1.19.  copies of the MEI Agreement;

3.1.20. copies of all amendments to the Organisational Documents of each of the Subsidiaries of the Borrower since January 18, 2001;

3.1.21. copies of all amendments and restatements and documentation in connection therewith since January 18, 2001 (in English or in

         Hebrew or, if the original is in another language, translated into English by a certified translator), certified by the Borrower's external legal counsel, as being true, complete and up-to-date, of all the Material Contracts referred to in clause 4.25;

3.1.22. copies (in English or in Hebrew or, if the original is in another language, translated into English by a certified translator), certified by the Borrower's external legal counsel, as being true, complete (including all amendments thereto and documentation in connection therewith) and up-to-date of all Material Contracts entered into after January 18, 2001;

3.1.23. an updated certificate by the Auditors confirming investments made pursuant to clauses 4.5, 4.6 and 16.27 in Paid-in Equity and/or credits (wafer prepayments) through and as of the Seventh Amendment Closing Date;

3.1.24. a certificate of the Auditors and a certificate of the Chief Financial Officer of the Borrower certifying that, as of the Seventh Amendment Closing Date, the Borrower has no Indebtedness, save for Permitted Financial Indebtedness;

3.1.25. all other amendments to Take-or-Pay Contracts and/or Wafer Prepayment Contracts and/or if the other party to an agreement is one of the Lead Investors (other than TIC) or another Equity Wafer Partner, agreements providing for a right on the part of such other party to order wafers from the Borrower;

3.1.26. all the Material Contracts described in sections 3.1.17, 3.1.19 3.1.20 and 3.1.22 above shall be in full force and effect and shall not have been breached by any party thereto (save for any breach which: (a) is not material; and (b) cannot constitute (including with the passage of time or the giving of notice) a cause of action permitting termination of any such Material Contract or any variation thereof adverse to the Borrower);

3.1.27.  an amended Insurance Report;

3.1.28.  updated Schedules to replace each of the Schedules referred to in section 2.12 above and each of the new Schedules referred to in section
         2.13 above;

3.1.29. evidence that this Seventh Amendment and all documentation pursuant thereto, including, the Safety Net Undertaking, required, if required, to be stamped for stamp duty purposes, has been stamped and the relevant duty payable has been paid; and

3.1.30. all of the Borrower's representations and warranties given pursuant to this Seventh Amendment shall be accurate in all material respects as of the Seventh Amendment Closing Date, as if made on the Seventh Amendment Closing Date.

3.2. In the event that the aforegoing conditions precedent are not all fulfilled by December 21, 2003, then, save for sections 3.3 and 5 below, this Seventh Amendment shall no longer be of any force or effect and the Facility Agreement shall remain unaltered and in full force and effect and, save as aforesaid, no party shall have any claim arising out of or in connection with this Seventh Amendment. The Banks undertake that promptly following the fulfilment to the satisfaction of the Banks of all the conditions precedent referred to in section 3.1 above, the Banks shall confirm to the Borrower in writing that the conditions precedent have been fulfilled and this Seventh Amendment has become effective.

3.3. Subject to the fulfilment by the Borrower of the conditions precedent set out in sections 3.1.3, 3.1.5, 3.1.6 and 3.1.7 above ("THE BRIDGE CONDITIONS PRECEDENT") to the Banks' satisfaction, the Banks shall, upon fulfilment of the Bridge Conditions Precedent, if fulfilled, notwithstanding that the Banks are not obliged as at the date hereof to make any Advance under the Facility, make available Credits to the Borrower under the Facility in the amount of US $60,000,000 (sixty million United States Dollars), subject to compliance with the terms and conditions for making a Credit under clause 5 (other than clause 5.2.1). It is hereby agreed that the making of such Credit shall not constitute a waiver by the Banks of any Event of Default referred to in APPENDIX M hereto. The Borrower shall immediately utilise US $10,000,000 (ten million United States Dollars) of such Credits to repay the Banks on account of Indebtedness of the Borrower to the Banks on account of Fab 1, in accordance with clause 3.1.10.

4.   REPRESENTATIONS AND WARRANTIES

     The Borrower acknowledges that the Banks have agreed to this Seventh Amendment in full reliance on the representations and warranties referred to in clause 15. Without derogating from the provisions of clause 15, all of those representations and warranties which are demanded to be repeated pursuant to clause 15.30 shall be deemed to be repeated on the date of signature of this Seventh Amendment, on the Seventh Amendment

     Closing Date and on the date of drawdown of the Reborrowed Loans and, notwithstanding anything to the contrary in clause 15.30, the Borrower shall be deemed also to have repeated, on each of the aforegoing dates, the following further representations and warranties: the second sentence of clause 15.2 (excluding with regard to a Default comprising only of the commencement of negotiations by the Borrower with individual suppliers of the Borrower to make an adjustment or rescheduling of its Indebtedness to such suppliers); all of clause 15.3, clause 15.4, clause 15.5, the last two sentences of clause 15.6, clause 15.13, clause 15.8.2 (but with respect to audited consolidated Accounts of the Borrower, for the period ending December 31, 2002 and with respect to unaudited reviewed consolidated Accounts, for the periods ending March 31, 2003, June 30, 2003 and September 30, 2003), clause 15.14, clause 15.16 (but the words "1999 Balance Sheet" shall be replaced by "December 31, 2002" and save for those changes since December 31, 2002 expressly referred to in the Borrower's annual report on Form 20-F for 2002 filed with the Securities Exchange Commission and in the registration statement on Form F-3 filed with the Securities Exchange Commission in September 2003, clause 15.18, clause
     15.21 and clause 15.24, subject only to the specific disclosures set out in APPENDIX N hereto).

     For the removal of doubt, the term "Finance Documents" when referred to in the representations and warranties set out in clause 15, includes also this Seventh Amendment.

5.   FEES AND EXPENSES

     Without derogating from the obligations of the Borrower to pay the Banks commissions, fees and expenses pursuant to the Facility Agreement and in addition thereto, and for the removal of doubt, the Borrower shall pay to the Banks on the date of signature of this Seventh Amendment and thereafter on demand all costs and expenses (including legal fees for external counsel and out-of-pocket expenses) incurred by the Banks in connection with the negotiation, preparation and execution of this Seventh Amendment (including, with respect to all Appendices thereto and all Schedules attached, or to be delivered pursuant, thereto to the Facility Agreement) and the completion of the transactions herein contemplated and with respect to all further amendments to the Facility Agreement, as to any Permitted Subordinated Debt to be issued by the Borrower, all subject, with respect to legal fees, to such tariffs as have been agreed between the Banks and the Borrower in writing.

6.   LIMITED WAIVER

     The Banks agree that, with effect from the Seventh Amendment Closing Date, the Banks waive those Defaults and Events of Default actually existing and expressly set out in APPENDIX M hereto. For the removal of doubt, the aforegoing waiver shall not be interpreted in any event as a waiver by the Banks of any representation, warranty or obligation (including under clause 16.29) of the Borrower included in the Finance Documents or of any Default or Event of Default not expressly set out in Appendix M or, for the removal of doubt, of any Default or Event of Default occurring after the date of signature of this Seventh Amendment. The aforegoing waiver shall not apply in the event of any change or development occurring after the date of signature of this Seventh Amendment in the circumstances described in said Appendix M (including in the event any "Default" included in Appendix M becomes an "Event of Default"), other than a change or development occurring after the date of signature of this Seventh Amendment, which does not have any adverse effect on the interests of the Banks.

     The Banks further agree that they shall not, during the period commencing from the date hereof and ending 40 (forty) days after the date hereof, or, subject to the preceding sentence of this section 6, if earlier, ending on the Seventh Amendment Closing Date, exercise any rights they may have under clause 17.21 as a result of the Defaults and Events of Default actually existing and expressly set out in Appendix M, as aforesaid. The aforegoing shall not apply in the event of any change or development occurring after the date of signature of this Seventh Amendment in the circumstances described in said Appendix M (including in the event any "Default" included in Appendix M becomes an "Event of Default"), other than a change or development occurring after the date of signature of this Seventh Amendment, which does not have any adverse effect on the interests of the Banks. For the avoidance of doubt, in the event the conditions precedent referred to in section 3.1 above are not fulfilled within such 40 (forty) day period, then the Banks shall be entitled to exercise any rights they have under clause 17.21 as a result of such Defaults or Events of Default, as aforesaid, and the provisions of this section 6 shall neither constitute, nor be construed, as a waiver of such Defaults or Events of Default or of any rights the Banks may have against the Borrower in connection therewith.

     For the avoidance of doubt, although the Banks are waiving the fact that a total of approximately $95,506,000 (ninety five million five hundred and six thousand United States Dollars) in Investment Centre Fab 2 Grants that were to be made to the Borrower by October 31, 2003 in accordance with the previous Business Plan and Forecast were not made on schedule, the

     Banks are not waiving the receipt of these grants in the future in accordance with the new Business Plan and Forecast attached hereto. Accordingly, even though the Borrower has informed the Banks that it neither expects to complete its investment program by 2005 as required by the certificate of approval regarding, nor expects to achieve the levels of revenues and employees that it forecasted to the Investment Centre in connection with, Investment Centre Fab 2 Grants, failure by the Borrower in the future to actually receive Investment Centre Fab 2 Grants in accordance with the new Business Plan and Forecast or any actual breach by the Borrower of any material condition of such approvals or cancellation or reduction of such Investment Centre Fab 2 Grants or any part thereof (save to the extent that such Investment Centre Fab 2 Grants may be, and are in fact, replaced by Paid-in Equity pursuant to and subject to the conditions set out in clause 16.27) or the Investment Centre informing the Borrower that it is not continuing its funding of the Project, shall be considered an Event of Default and nothing herein shall be deemed to constitute a waiver in advance of such Default. The aforegoing shall apply, mutatis mutandis, to any waiver arising from any Waiver Notice or any Additional Waiver Notice.

7.   AMENDMENT TO THE FACILITY AGREEMENT

     Subject to the fulfilment of the conditions precedent set out in section
     3.1 above and with effect from the Seventh Amendment Closing Date, the Facility Agreement is hereby amended as expressly set out in this Seventh Amendment above. This Seventh Amendment shall be read together with the Facility Agreement as one agreement and, save as expressly amended by this Seventh Amendment, the Facility Agreement shall remain unaltered and in full force and effect.







                [remainder of this page intentionally left blank]

IN WITNESS WHEREOF, THE PARTIES HAVE SIGNED THIS SEVENTH AMENDMENT ON THE DATE FIRST MENTIONED ABOVE.


for:   TOWER SEMICONDUCTOR LTD.

By:    ________________________

Title: ________________________


for:   BANK LEUMI LE-ISRAEL B.M.            for:   BANK HAPOALIM B.M.

By:    ________________________             By:    ______________________

Title: ________________________             Title: ______________________